CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Statement of Financial Condition
as of December 31, 2020
and Report of Independent Registered
Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Main Street

(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Bakke   (720) 468-2957

                                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

1601 Wewatta Street	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section
240.17a-5(e)(2).*

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in
this form are not required to respond unless the form displays a currently valid OMB control number**.



Deloitte & Touche LLP
1601 Wewatta St.
Suite 400
Denver, CO 80202
USA

Tel: +1 303 292 5400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Charles Schwab & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Charles Schwab & Co., Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America (U.S.).

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte : Touche LLP

February 26, 2021

We have served as the Company's auditor since 1976.

Statement of Financial Condition

(In Millions, Except Per Share and Share Amounts)

Assets		December 31, 2020
Cash and cash equivalents	$	3,144
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $14,904)		34,988
Receivables from brokerage clients — net		30,184
Equipment, office facilities, and property — net		1,065
Goodwill		1,407
Acquired intangible assets — net		1,135
Other assets		2,996
Total assets	$	74,919
Liabilities and Stockholder's Equity		
Payables to brokerage clients	$	61,399
Accrued expenses and other liabilities		5,847
Total liabilities		67,246
Stockholder's equity:		
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued		—
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding		—
Additional paid-in capital		5,549
Retained earnings		2,124
Total stockholder's equity		7,673
Total liabilities and stockholder's equity	$	74,919

See Notes to Statement of Financial Condition.

1.   **Organization and Nature of Business**

Charles Schwab & Co., Inc. ("CS&Co," "we," "us," "our," or "the Company") is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). CSC is engaged, through its subsidiaries (collectively referred to as "Schwab"), in wealth management, securities brokerage, banking, asset management, custody, and financial advisory services. CS&Co is a securities broker-dealer with over 360 domestic branch offices in 48 states and the District of Columbia, as well as a branch in Puerto Rico. In addition, CS&Co serves clients in the United Kingdom and Hong Kong through other subsidiaries of CSC.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), the fifty states, the District of Columbia, Puerto Rico, the United States (U.S.) Virgin Islands, and as a registered investment advisor with the SEC. CS&Co is also registered as a futures commission merchant (FCM) with the Commodities Futures Trading Commission (CFTC). Much of the regulation of broker-dealers has been delegated to self-regulatory organizations. CS&Co is a member of various self-regulatory organizations and exchanges including the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), the Nasdaq Stock Market and the Members Exchange, LLC (MEMX). In addition to the SEC, our primary regulators are FINRA, the MSRB for municipal securities, and the National Futures Association (NFA) and the CFTC for futures and commodities trading activities we conduct.

On May 26, 2020, the Company completed its acquisition of the assets of USAA's Investment Management Company (USAA-IMCO); see Note 3 for further information. Effective October 6, 2020, CSC completed its acquisition of TD Ameritrade Holding Corporation and its consolidated subsidiaries (collectively referred to as "TD Ameritrade" or "TDA"). TD Ameritrade provides securities brokerage services, including trade execution, clearing services, and margin lending, through its broker-dealer subsidiaries; and futures and foreign exchange trade execution services through its FCM and forex dealer member (FDM) subsidiary. See Note 8 for additional information on the TD Ameritrade acquisition.

2.   **Summary of Significant Accounting Policies**

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Certain estimates relate to income tax expense or benefit, legal and regulatory reserves, and fair values of assets acquired and liabilities assumed, as well as goodwill recognized, in business combinations. Actual results may differ from these estimates. Intercompany balances and transactions have been eliminated.

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated and on deposit for regulatory purposes to be cash and cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes

Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection Rule) and other applicable regulations, CS&Co is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. Government and agency securities. Resale agreements are accounted for as collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. Under these resale agreements, the Company obtains collateral with a market value equal to or in excess of the principal amount loaned and the interest accrued. Collateral is valued daily by the Company, with additional collateral obtained to ensure full collateralization. Cash and investments segregated also include certificates of deposit and U.S. Government securities. Certificates of deposit and U.S. Government securities are recorded at fair value.

CS&Co applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, *Financial Instruments – Credit Losses*, in estimating an allowance for credit losses for resale agreements. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans to securities brokerage clients and other trading receivables from clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. CS&Co applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. An allowance for credit losses on unsecured or partially secured receivables from brokerage clients is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. The Company's policy is to charge off any delinquent margin loans, including the accrued interest on such loans, no later than at 90 days past due. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the statement of financial condition. The allowance for credit losses for receivables from brokerage clients was immaterial for the period presented.

Securities owned at fair value

Securities owned are included in other assets on the statement of financial condition and recorded at fair value based on quoted market prices or other observable market data.

Securities borrowed and securities loaned

Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities; the receivables from these transactions are included in other assets on the statement of financial condition. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned; the payables from these transactions are included in accrued expenses and other liabilities on the statement of financial condition. The market value of securities borrowed and loaned is monitored, and collateral is adjusted to ensure full collateralization. CS&Co applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

Equipment, office facilities, and property

Equipment, office facilities, and property are recorded at cost net of accumulated depreciation and amortization, except for land, which is recorded at cost. Equipment, office facilities, and property include certain capitalized costs of acquired or internally developed software. Costs for internally developed software are capitalized when the costs relate to development of approved projects for our internal needs that result in additional functionality. Costs related to preliminary project and post-project activities are expensed as incurred. Equipment, office facilities, and property (other than land) are depreciated on a straight-line basis over their estimated useful lives. Estimated useful lives are as follows:

All equipment types and furniture	3 to 7 years
Buildings	40 years
Building and land improvements	20 years
Software	3 to 10 years [1]
Leasehold improvements	Lesser of useful life or lease term

[1] Amortized over contractual term if less than three years.

Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill

Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount of a reporting unit exceeds its estimated fair value, resulting in an impairment charge for this excess, with the maximum charge limited to the carrying value of goodwill allocated to that reporting unit. Our annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and Company specific factors such as market capitalization in excess of net assets, trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair value of the Company's reporting unit (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to its carrying value. The estimated fair value of the reporting unit is established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of the reporting unit, as well as a market approach which compares the reporting unit to comparable companies in its industry.

Intangible assets

Finite-lived intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit. All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Leases

The Company has operating leases for corporate offices, branch locations, and server equipment and determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. The Company has also elected to not record leases acquired in a business combination on the statement of financial condition if the remaining term as of the acquisition date is 12 months or less. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The lease liability may include payments that depend on a rate or index (such as the Consumer Price Index), measured using the rate or index at the commencement date. Payments that vary because of changes in facts or circumstances occurring after the commencement date are considered variable. These payments are not recognized as part of the lease liability and are expensed in the period incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We have lease agreements with lease and non-lease components. For the majority of our leases (real estate leases), the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. We have not elected the practical expedient for equipment leases and account for lease and non-lease components separately for those classes of leases.

As the rates implicit in our leases are not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include periods covered by options to extend when it is reasonably certain that we will exercise those options. The lease terms may also include periods covered by options to terminate when it is reasonably certain that we will not exercise that option.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition on a standalone basis, while taking into

consideration the fact that the activity of this entity is included with CSC's other subsidiaries in the CSC consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. Uncertain tax positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination the difference between positions taken on tax return filings and estimated potential tax settlement outcomes are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in the Company's statement of financial condition.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment.

The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets and liabilities measured at fair value on a recurring basis include: certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, and other securities owned. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets. We generally obtain prices from three independent third-party pricing sources for assets recorded at fair value.

Our primary independent pricing service provides prices for our fixed income investments such as certificates of deposits; U.S. government securities; state and municipal securities; and corporate debt securities. Such prices are based on observable trades, broker/dealer quotes and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. We compare the prices obtained from the primary independent pricing service to the prices obtained from the

additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from the independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in material differences in the amount recorded.

New Accounting Standards

Adoption of New Accounting Standards

Standard	Description	Date of Adoption	Effects on the Statement of Financial Condition or Other Significant Matters
ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"	Provides guidance for recognizing impairment of most debt instruments measured at amortized cost, including loans and held to maturity debt securities. Requires estimating current expected credit losses (CECL) over the remaining life of an instrument or a portfolio of instruments with similar risk characteristics based on relevant information about past events, current conditions, and reasonable forecasts. The initial estimate of, and the subsequent changes in, CECL will be recognized as credit loss expense through current earnings and will be reflected as an allowance for credit losses offsetting the carrying value of the financial instrument(s) on the balance sheet. Amends the other-than-temporary impairment (OTTI) model for available for sale (AFS) debt securities by requiring the use of an allowance, rather than directly reducing the carrying value of the security, and eliminating consideration of the length of time such security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. Adoption requires modified retrospective transition through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the entity applies the new guidance except that a prospective transition is required for AFS debt securities for which an OTTI has been recognized prior to the effective date.	January 1, 2020	The Company adopted CECL as of January 1, 2020 using the modified retrospective method. The adoption of CECL resulted in an immaterial impact to the Company's statement of financial condition.

Standard	Description	Required Date of Adoption	Effects on the Statement of Financial Condition or Other Significant Matters
ASU 2018-15, "Intangibles–Goodwill and Other–Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force)"	Aligns the criteria for capitalizing implementation costs for cloud computing arrangements (CCA) that are service contracts with internal-use software that is developed or purchased and CCAs that include an internal-use software license. This guidance requires that the capitalized implementation costs be recognized over the period of the CCA service contract, subject to impairment evaluation on an ongoing basis. The guidance prescribes the balance sheet, income statement, and statement of cash flow classification of the capitalized implementation costs and related amortization expense, and requires additional quantitative and qualitative disclosures. Adoption provides for retrospective or prospective application to all implementation costs incurred after the date of adoption.	January 1, 2020	The Company adopted this guidance prospectively on January 1, 2020. As such, adoption had no impact on the Company's statement of financial condition as of the date of adoption.

Standard	Description	Required Date of Adoption	Effects on the Statement of Financial Condition or Other Significant Matters
ASU 2020-4, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting"	Provides optional expedients and exceptions for applying existing accounting guidance to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met, including simplifying accounting analyses for contract modifications. This guidance only applies to the items listed above if they reference LIBOR or another reference rate expected to be discontinued because of reference rate reform and only for a limited period of time. When elected, the optional expedients for contract modifications must be applied consistently for all eligible contracts or eligible transactions subject to the same accounting guidance that would have otherwise been applied. Once elected, the amendments must be applied prospectively.	N/A. Effective March 12, 2020 through December 31, 2022	The Company adopted this guidance prospectively as of October 1, 2020. There was no impact to the Company's statement of financial condition upon initial adoption.

There are no new accounting standards not yet adopted that are material to the Company as of December 31, 2020.

3.   Business Acquisitions

USAA-IMCO

On May 26, 2020, the Company completed its acquisition of the assets of USAA-IMCO for $1.6 billion in cash. Along with the asset purchase agreement, the companies entered into a long-term referral agreement that makes Schwab the exclusive provider of wealth management and investment brokerage services for USAA members. The USAA-IMCO acquisition has added scale to the Company's operations through the addition of over one million brokerage and managed portfolio accounts with approximately $80 billion in client assets at the acquisition date. The transaction also provides CS&Co the opportunity to further expand our client base by serving USAA's members through the long-term referral agreement.

The Company accounted for the USAA-IMCO acquisition as a business combination under GAAP and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. Since the acquisition date, we have made a $43 million post-closing adjustment to the purchase price resulting in reductions of $9 million and $34 million to our initial estimates of the fair value of the intangible assets acquired and goodwill, respectively. The Company finalized the valuation of assets and liabilities during the year ended December 31, 2020, resulting in no additional adjustments to the estimated fair values as of the date of acquisition.

The following table summarizes the purchase price, fair value estimates of the assets acquired and liabilities assumed, and resulting goodwill as of the acquisition date, adjusted for the post-closing adjustments described above.

Purchase price	$	1,581
Fair values of assets acquired:		
Cash segregated and on deposit for regulatory purposes		4,392
Receivables from brokerage clients		80
Acquired intangible assets		1,109
Total assets acquired		5,581
Fair values of liabilities assumed:		
Payables to brokerage clients		4,472
Total liabilities assumed		4,472
Fair value of net identifiable assets acquired		1,109
Goodwill	$	472

The identifiable intangible assets of $1.1 billion are subject to amortization. The following table summarizes the major classes of intangible assets acquired and their respective estimated fair values and weighted-average useful lives.

		Estimated Fair Value	Weighted-Average Estimated Useful Life (years)
Client relationships	$	962	18
Brokerage referral agreement [1]		142	20
Royalty-free license		5	7
Total acquired intangible assets	$	1,109	

[1] The brokerage referral agreement has an initial term of 5 years and is automatically renewable for one-year increments thereafter.

The estimated fair values of client relationships, the brokerage referral agreement, and the royalty-free license were estimated using the multi-period excess earnings, with-and-without, and relief from royalty methods, respectively. The multi-period excess earnings method starts with a forecast of all of the expected future net cash flows associated with the asset, and the relief from royalty method starts with a forecast of the royalties saved by the Company because it owns the asset. The with-and-without method quantifies the difference between forecasted cash flows with the asset and without the asset. The forecasts are then adjusted to present value by applying an appropriate discount rate that reflects the risks associated with the cash flow streams.

Goodwill recorded of $472 million, primarily attributable to the additional scale and anticipated synergies from the USAA-IMCO acquisition, will be deductible for tax purposes.

4.   Receivables from and Payables to Brokerage Clients

Receivables from and payables to brokerage clients as of December 31, 2020 are as follows:

Receivables		
Margin loans, net of allowance for credit losses	$	26,679
Other brokerage receivables		3,505
Receivables from brokerage clients — net	$	30,184
Payables		
Interest-bearing payables	$	45,211
Non-interest-bearing payables		16,188
Payables to brokerage clients	$	61,399

At December 31, 2020, approximately 20% of CS&Co's total client accounts were located in California.

5.   Equipment, Office Facilities, and Property

Equipment, office facilities, and property at December 31, 2020 are as follows:

Software	$	2,251
Leasehold improvements		369
Information technology equipment		284
Furniture and equipment		239
Buildings		194
Telecommunications equipment		106
Construction in progress		34
Land		18
Other		7
Total equipment, office facilities, and property		3,502
Accumulated depreciation and amortization		(2,437)
Total equipment, office facilities, and property — net	$	1,065

6.   Goodwill and Acquired Intangible Assets

The goodwill balance increased during the year ended December 31, 2020 to $1.4 billion due to the USAA-IMCO acquisition (see Note 3).

As of our annual testing date, we performed an assessment of goodwill for impairment. Based on the Company's analysis, we concluded that goodwill was not impaired in 2020.

Acquired intangible assets at December 31, 2020 are as follows:

	Gross Carrying Value		Accumulated Amortization		Net Carrying Value
Client relationships	$	1,300	$	(215) $	1,085
Technology		121		(76)	45
Trade names		20		(15)	5
Total acquired intangible assets	$	1,441	$	(306) $	1,135

7. Other Assets

The components of other assets at December 31, 2020 are as follows:

Other receivables from brokers, dealers, and clearing organizations	$	651
Operating lease ROU assets		623
Securities borrowed		417
Other securities owned at fair value		329
Capitalized contract costs		295
Customer contract receivables		268
Receivables from affiliates		117
Receivables — interest, dividends, and other		79
Other		217
Total other assets	$	2,996

8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2020 are as follows:

Deposits for securities loaned	$	2,241
Bank overdrafts		1,271
Operating lease liabilities		696
Accrued compensation and employee benefits		581
Payables to brokers, dealers, and clearing organizations		259
Deferred taxes		106
Payables to affiliates		73
Other		620
Total accrued expenses and other liabilities	$	5,847

Schwab's integration of TD Ameritrade's operations is expected to occur over 18 to 36 months from the October 6, 2020 acquisition date. As of December 31, 2020, CS&Co had a liability for pre-tax exit and related costs related to Schwab's integration of TD Ameritrade of $16 million included in accrued expenses and other liabilities on the statement of financial condition.

9.   Borrowings

CS&Co maintains an $8.0 billion credit facility with CSC which is scheduled to expire in December 2022. Borrowings under this facility do not qualify as regulatory capital for CS&Co. There were no amounts drawn under this facility at December 31, 2020. When drawn, the amount is included in accrued expenses and other liabilities on the statement of financial condition.

To manage our regulatory capital requirement, we maintain a $1.5 billion subordinated revolving credit facility with CSC. Subordinated borrowings are included in our net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors, and to the extent that these borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid (see Note 17). The facility is available for general corporate purposes and is scheduled to expire in March 2023. There were no amounts drawn under this facility at December 31, 2020.

To manage short-term liquidity, we maintain uncommitted, unsecured bank credit lines with various external banks. CSC has direct access to certain of these credit lines, which if borrowed, would reduce the amount available to us. There were no borrowings outstanding under these lines at December 31, 2020.

10.   Leases

The following table details the amounts and locations of lease assets and liabilities on the statement of financial condition:

Leases	Statement of Financial Condition Classification	December 31, 2020
Assets:		
Operating lease assets	Other assets	$ 623
Liabilities:		
Operating lease liabilities	Accrued expenses and other liabilities	$ 696

The Company had an immaterial finance lease as of the period presented.

The following tables present supplemental lease information as of December 31, 2020:

Lease Term and Discount Rate	
Weighted-average remaining lease term (years)	6.62
Weighted-average discount rate	2.94%

Maturity of Lease Liabilities	Operating Leases [1]
2021	$ 146
2022	137
2023	117
2024	87
2025	81
After 2025	208
Total lease payments	776
Less: Interest	80
Present value of lease liabilities	$ 696

[1] Operating lease payments exclude $24 million of legally binding minimum lease payments for leases signed but not yet commenced. These leases will commence between 2021 and 2022 with lease terms of three years to 15 years.

11.   Commitments and Contingencies

Guarantees and indemnifications: CS&Co has clients that sell (i.e., write) listed option contracts that are cleared by the Options Clearing Corporation (OCC) – a clearing house that establishes margin requirements on these transactions. We partially satisfy the margin requirements by arranging unsecured standby letter of credit agreements (LOCs), in favor of the OCC, which are issued by several banks. At December 31, 2020, the aggregate face amount of these LOCs totaled $15 million. There were no funds drawn under any of these LOCs at December 31, 2020. In connection with its securities lending activities, CS&Co is required to provide collateral to certain brokerage clients. The Company satisfies the collateral requirements by providing cash as collateral.

CS&Co also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. CS&Co's liability under these arrangements is not quantifiable and may exceed the amounts it has posted as collateral. The potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees. In addition, CS&Co clears its clients' futures transactions on an omnibus basis through futures commission merchants. CS&Co has agreed to indemnify its third-party clearing futures commission merchants for losses they may sustain for the client accounts introduced to them by CS&Co.

Legal contingencies: CS&Co is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

CS&Co believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below is a matter in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest. Unless otherwise noted, the Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

Crago Order Routing Litigation: On July 13, 2016, a securities class action lawsuit was filed in the U.S. District Court for the Northern District of California on behalf of a putative class of customers executing equity orders through CS&Co. The lawsuit names CS&Co and CSC as defendants and alleges that an agreement under which CS&Co routed orders to UBS Securities LLC between July 13, 2011 and December 31, 2014 violated CS&Co's duty to seek best execution. Plaintiffs seek unspecified damages, interest, injunctive and equitable relief, and attorneys' fees and costs. After a first amended complaint was dismissed with leave to amend, plaintiffs filed a second amended complaint on August 14, 2017. Defendants again moved to dismiss, and in a decision issued December 5, 2017, the court denied the motion. Defendants have answered the complaint to deny all allegations, and are vigorously contesting the lawsuit.

12.   Financial Instruments Subject to Off-Balance Sheet Credit Risk

Resale agreements: CS&Co enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, CS&Co requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value at or in excess of the resale price. CS&Co also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. The collateral provided under these resale agreements is utilized to meet obligations under the Customer Protection Rule, which place limitations on our ability to access such segregated securities. For CS&Co to repledge or sell this collateral, we would be required to deposit cash and/or securities of an equal amount into our segregated reserve bank accounts in order to meet our segregated cash and investment requirement. CS&Co's resale agreements are not subject to master netting arrangements.

Securities lending: CS&Co loans brokerage client securities temporarily to other brokers and clearing houses in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. CS&Co mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of cash to us. We also borrow securities from other broker-dealers to fulfill short sales by brokerage clients and deliver cash to the lender in exchange for the securities. The fair value of these borrowed securities was $405 million at December 31, 2020. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities lending transactions. Therefore, the securities loaned and securities borrowed are presented gross in the statement of financial condition.

The following table presents information about our resale agreements and securities lending activity depicting the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2020.

	Gross Assets/ Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Counterparty Offsetting	Collateral	
Assets:						
Resale agreements [1]	$ 14,904	$ —	$ 14,904	$ —	$ (14,904) [2]	$ —
Securities borrowed [3]	417	—	417	(415)	(2)	—
Total	$ 15,321	$ —	$ 15,321	$ (415)	$ (14,906)	$ —
Liabilities:						
Securities loaned [4,5]	$ 2,241	$ —	$ 2,241	$ (415)	$ (1,639)	$ 187
Total	$ 2,241	$ —	$ 2,241	$ (415)	$ (1,639)	$ 187

[1] Included in cash and investments segregated and on deposit for regulatory purposes in the statement of financial condition.
[2] Actual collateral was greater than or equal to the value of the related assets. At December 31, 2020, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $15.2 billion.
[3] Included in other assets in the statement of financial condition.
[4] Included in accrued expenses and other liabilities in the statement of financial condition. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned at December 31, 2020.
[5] Securities loaned are predominantly comprised of equity securities held in client brokerage accounts with overnight and continuous remaining contractual maturities.

Client trade settlement: CS&Co is obligated to settle transactions with brokers and other financial institutions even if our clients fail to meet their obligations to us. Clients are required to complete their transactions on settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for

certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending: Clients with margin loans have agreed to allow CS&Co to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had pledged under such regulations and from securities borrowed transactions as of December 31, 2020:

Fair value of client securities available to be pledged	$	36,146
Fair value of securities pledged for:		
Fulfillment of requirements with the Options Clearing Corporation [1]		4,660
Fulfillment of client short sales		3,191
Securities lending to other broker-dealers		1,859
Total collateral pledged	$	9,710

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $183 million as of December 31, 2020.

[1] Securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

13. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2020.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2020. Liabilities recorded at fair value were not material, and therefore are not included in the following table:

		Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:					
Money market funds	$	2,382 $	— $	— $	2,382
Investments segregated and on deposit for regulatory purposes:					
Certificates of deposit		—	550	—	550
U.S. Government securities		—	17,722	—	17,722
Total investments segregated and on deposit for regulatory purposes		—	18,272	—	18,272
Other assets:					
Equity and bond mutual funds		262	—	—	262
U.S. Government securities		—	3	—	3
State and municipal debt obligations		—	34	—	34
Equity, corporate debt, and other securities		5	25	—	30
Total other assets		267	62	—	329
Total	$	2,649 $	18,334 $	— $	20,983

Fair Value of Other Financial Instruments

The following table presents the fair value hierarchy for other financial instruments at December 31, 2020:

	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Cash and cash equivalents	$ 762	$ 762	$ —	$ —	$ 762
Cash and investments segregated and on deposit for regulatory purposes	16,708	1,777	14,931	—	16,708
Receivables from brokerage clients — net	30,181	—	30,181	—	30,181
Other assets	1,078	—	1,078	—	1,078
Liabilities					
Payables to brokerage clients	$ 61,399	$ —	$ 61,399	$ —	$ 61,399
Accrued expenses and other liabilities	2,501	—	2,501	—	2,501

14. Related-Party Transactions

The Company engages in various related-party transactions with CSC and other affiliates under common control. The accompanying statement of financial condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

The Company provides administrative, technology, and other support services to affiliates. In exchange for providing these services, CS&Co charges affiliates service fees. Additionally, CS&Co offers a cash feature for certain client brokerage accounts, see Note 2. On January 1, 2020, the Company signed an amended agreement for the bank sweep program with the affiliated banks. The amendment increased the service fees paid to CS&Co for each client securities account that maintains the balances in deposit accounts at the affiliated banks.

The Company also collects fees from clients for services performed by affiliates and makes payments to affiliates for those services. Total receivables from affiliates were $117 million at December 31, 2020 and are included in other assets. Total payables to affiliates were $73 million at December 31, 2020 and are included in accrued expenses and other liabilities. The facilitation of client transactions with affiliates can also result in immaterial receivable or payable balances with related-parties, based on timing of settlement.

CS&Co recognizes receivables related to revenue earned from the Schwab Funds® and Schwab ETFs™. At December 31, 2020, CS&Co had a related receivable from the Schwab Funds and Schwab ETFs of $2 million, which is included in other assets. Additionally, as a result of clearing certain client transactions with proprietary money market funds, CS&Co had receivables of $12 million at December 31, 2020, which are included in other assets.

The Company has leased real estate locations from certain related parties and has recognized operating lease ROU assets and operating lease liabilities of $4 million related to these lease agreements at December 31, 2020, which are included in other assets and accrued expenses and other liabilities, respectively.

During 2020, Charles Schwab Futures, Inc. (CS Futures), a wholly-owned subsidiary of CSC, transferred its futures business and all of its assets and liabilities to CS&Co. This transfer was accounted for as a common control transaction at carrying value for financial reporting purposes. CS Futures' assets of $245 million and liabilities of $198 million were recorded at the historical carrying values as of the transfer date, resulting in a net increase to additional paid-in capital of $47 million. The Company accounted for the transfer prospectively from the date of the transfer.

The Company did not have any material related-party balances with TD Ameritrade at December 31, 2020.

15.   Employee Incentive and Retirement Plans

Employees and directors of CS&Co participate in stock incentive plans sponsored by CSC.

CSC's share-based incentive plans provide for granting options and restricted stock units to employees and directors. In addition, CSC offers retirement and employee stock purchase plans to eligible employees.

CSC issues shares for stock options and restricted stock units from treasury stock. At December 31, 2020, CSC was authorized to grant up to 62 million common shares under its existing stock incentive plans. Additionally, at December 31, 2020, CSC had 32 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2020, CSC had $289 million of total unrecognized compensation cost related to outstanding stock options and restricted stock units, which is expected to be recognized through 2024 with a remaining weighted-average service period of 0.9 years for stock options, 2.2 years for restricted stock units, and 0.4 years for performance-based stock units.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire ten years from the date of grant. Options generally vest annually over a one- to four-year period from the date of grant.

CSC's stock option activity is summarized below:

	Number of Options (In millions)		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)		Aggregate Intrinsic Value
Outstanding at December 31, 2020	24	$	33.67	5.36	$	452
Vested and expected to vest at December 31, 2020	24	$	33.67	5.36	$	452
Vested and exercisable at December 31, 2020	19	$	30.51	4.64	$	414

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on CSC's stock options granted and exercised for the year ended December 31, 2020 is presented below:

Weighted-average fair value of options granted per share	$	11.56
Cash received from options exercised		79
Tax benefit realized on options exercised		11
Aggregate intrinsic value of options exercised		71

CSC's management uses an option pricing model to estimate the fair value of options granted. The model takes into account the contractual term of the stock option, expected volatility, dividend yield, and the risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. We use historical option exercise data, which includes employee termination data, to estimate the probability of future option exercises. The assumptions used to value the options granted during 2020 and their expected lives were as follows:

Weighted-average expected dividend yield	2.08%
Weighted-average expected volatility	36%
Weighted-average risk-free interest rate	1%
Expected life (in years)	4.3 - 5.9

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period. Restricted stock units are restricted from transfer or sale and generally vest annually over a one- to four-year period, while performance-based restricted stock units also require CSC achieve certain financial or other measures prior to vesting. The fair value of restricted stock units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The fair value of the restricted stock units that vested during 2020 was $175 million.

CSC's restricted stock units activity is summarized below:

	Number of Units (In millions)		Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2020	10	$	40.85

Retirement Plan

Employees of CS&Co can participate in CSC's qualified retirement plan, the SchwabPlan Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

Financial Consultant Career Achievement Plan

CSC's Financial Consultant (FC) career achievement plan is a noncontributory, unfunded, nonqualified plan for eligible FCs. An FC is eligible for earned cash payments after retirement contingent upon meeting certain performance levels, tenure, age, and client transitioning requirements. Allocations to the plan are calculated annually based on performance levels achieved and eligible compensation and are subject to general creditors of Schwab. Full vesting occurs when an FC reaches 60 years of age and has at least ten years of service with the Company.

The following table presents CSC's projected benefit obligation as of December 31, 2020:

Projected benefit obligation at end of year [1]	$	92

[1] This amount is recognized as a liability on CSC's consolidated balance sheets.

16.   Income Taxes

The temporary differences that created deferred tax assets and liabilities as of December 31, 2020 are detailed below:

Deferred tax assets:		
Operating lease liabilities	$	168
Employee compensation, severance, and benefits		116
Reserves and allowances		8
Net operating loss carryforwards		6
State and local taxes		2
Other		2
Total deferred tax assets		302
Valuation allowance		(6)
Deferred tax assets — net of valuation allowance		296
Deferred tax liabilities:		
Operating lease ROU assets		(154)
Capitalized internal-use software development costs		(100)
Equipment, office facilities, and property		(50)
Capitalized contract costs		(70)
Amortization of acquired intangible assets		(19)
Prepaid maintenance		(9)
Total deferred tax liabilities		(402)
Deferred tax asset/(liability) — net [1]	$	(106)

[1] Amounts are included in accrued expenses and other liabilities on the statement of financial condition at December 31, 2020.

Unrecognized tax benefits totaled $44 million as of December 31, 2020, $39 million of which if recognized, would affect the annual effective tax rate.

At December 31, 2020, we had accrued approximately $6 million for the payment of interest.

CSC's consolidated federal income tax returns for 2017 through 2019 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

17.   Regulatory Requirements

As a securities broker-dealer, CS&Co is subject to the SEC's Uniform Net Capital Rule, and on July 1, 2020, we registered as an FCM with the CFTC and are also subject to net capital requirements under CFTC Regulation 1.17 under the Commodity Exchange Act. CS&Co computes net capital under the alternative method permitted by the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by CS&Co. Under the alternative method, we may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2020, 2% of aggregate debit balances was $616 million, which exceeded the minimum dollar requirement.

CFTC Regulation 1.17 requires maintenance of adjusted net capital equal to or in excess of the greater of (1) $1.0 million; (2) its futures risk-based capital requirement, equal to 8% of the total risk margin requirement for all futures positions carried by the FCM in client and nonclient accounts; (3) the amount of adjusted net capital required by a registered futures association of which it is a member; or (4) for securities brokers and dealers, the amount of net capital required by the Uniform Net Capital

Rule. At December 31, 2020, 8% of the total risk margin requirements for all futures positions carried in client and non-client accounts was $14 million, which exceeded the minimum dollar requirement of $1.0 million.

At December 31, 2020, CS&Co's net capital was $3.1 billion (10% of aggregate debit balances), which was $2.5 billion in excess of its minimum required net capital and $1.6 billion in excess of 5% of aggregate debit balances.

Pursuant to the SEC's Customer Protection Rule and other applicable regulations, CS&Co is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2020 totaled $39.2 billion, of which $25 million was for Proprietary Accounts of Broker-Dealers (PAB). We compute a separate reserve requirement for PAB and segregate a portion of cash to meet this requirement. Additionally, at December 31, 2020 the Company was required to segregate $192 million related to clients' domestic commodity futures positions. As of January 5, 2021, the Company had deposited $4.8 billion of cash and qualified securities into its segregated reserve accounts.

18.   Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2020, through the date the statement of financial condition was issued. There have been no material subsequent events that have occurred during such period that would require disclosure or would be required to be recognized.